PRESS RELEASE

Klondex Initiates Midas Exploration Program

Vancouver, BC – September 4, 2014 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex" or the "Company") today announced the Company is commencing its exploration program at its Midas Mine, located near Winnemucca, Nevada.

Following a detailed review of Midas’s historic database, Klondex has identified multiple drilling targets to assess over the next 18 months. The exploration program includes surface and underground drilling totaling approximately 240,000 feet, plus 4,000 feet of underground development. Klondex has scheduled the exploration work to begin in the last two weeks of September.

Key objectives of the Midas drill program include:

• Advance the 805 and 905 Veins to support mine planning and mine development (FIGURE 1);

• Develop additional data to prepare an updated mineral resource estimate by evaluating remnant targets on historic veins, employing more selective mining methods, and completing drilling and technical work on known veins including Queen, 777 and SR (FIGURE 2); and,

• Discover new mineralization by testing the extensions of known structures and exploring new priority targets in the Opal Hill, Rico and Rattler zones.

Brent Kristof, Klondex Chief Operating Officer stated, “Following our operational success in Q2 and our subsequent bought deal financing, we are initiating our Midas exploration program with the intent of increasing its mineral resources. In any epithermal system, the most difficult part of the exploration program is finding the targets. We have the advantage that the targets have already been identified through previous drilling. Our goal is to gain a better understanding of the quality and character of the mineralization. We are optimistic about Midas’s potential surrounding the historically mined veins, given our extensive experience and knowledge of this property and by working with our geologists and third party expertise to continue enhancing our understanding of the mineralization.”

The surface and underground drilling will be completed by American Drilling Corporation and the underground development by Magorian Mine Services and American Mining and Tunneling, LLC (“AMT”). AMT was one of four mining contractors to share first place for the 2013 Safest Mining Contractor, awarded by the Nevada Mining Association for their work at Fire Creek, as they had no reportable injuries in 2013.

Cindy Williams of GeoInsights Inc. is the Independent Qualified Person (SME #4038498 and SEG #865470), who has reviewed and approved the contents of this press release for the purposes of National Instrument 43-101.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing, extent and success of exploration, development and metallurgical sampling activities, the timing and success of mining operations, the timing and completion of an updated mineral resource estimate in respect of the Midas Project, the Company's intention and ability to monetize mineralized material, the successful execution of the bulk sampling program at the Fire Creek Project, project development and related permitting. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’ s business are more fully discussed in the Company’ s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com